July 1, 2008
Kathleen Collins
Accounting Branch Manager
Securities and Exchange Commission
Washington D.C. 20549
Dear Kathleen,
The company is in receipt of your letter dated June 27, 2008 regarding your review of PCTEL’s Form 10-K for the fiscal year ended December 31, 2007 filed on March 21, 2008, Definitive Proxy Statement on Schedule 14A filed on April 28, 2008, and Forms 8-K filed on February 19, 2008 and April 24, 2008. You have requested our response by July 14, 2008 (10 business days).
We noted that several of the questions relate to subsequent events through the company’s fiscal quarter ended June 30, 2008. The answers to those questions will be definitively known at the end of our quarterly accounting close. We would then be in a position to respond with answers that will be consistent with the subsequent 10-Q filing for the quarter. We would prefer to answer all of the questions in a single comprehensive response. Therefore, I am requesting an extension to file the company’s response by close of business July 28, 2008 (10 more business days).
Regards,
John W. Schoen
Chief Financial Officer

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2001 / www.pctel.com
PCTEL Inc. © 2005